March 25, 2020

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed March 23, 2020
           File No. 333-233468

Dear Mr. Xie:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed March 23, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 37

1. We note your risk factor disclosure highlighting the material adverse effect of the
       Coronavirus on your business operations during February 2020 (as compared to February
       2019). We also note your MD&A discussion focusing on the recent growth of your business (represented by a comparison of revenues and net income between June 30, 2018 and June 30, 2019). Expand this discussion to address the reasonably known effect of the
       Coronavirus pandemic on these growth indicators for fiscal 2020. For example, in light of changing trends and the overall economic outlook since June 30, 2019, discuss how you
 Wenshan Xie
E-Home Household Service Holdings Ltd
March 25, 2020
Page 2
      expect the pandemic to impact your future operating results and near-and-long-term financial condition.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel,
Assistant Director, at (202) 551-3810 with any other questions



                                                          Sincerely,
FirstName LastNameWenshan Xie
                                                   Division of Corporation
Finance
Comapany NameE-Home Household Service Holdings Ltd
                                                   Office of Trade & Services
March 25, 2020 Page 2
cc:       Kevin Sun, Esq.
FirstName LastName